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05039991

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2005 WASH. D.C. 202 SECTION

SEC FILE NUMBER
8- 036959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOPER, MALONE, MCCLAIN, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 E. Kellogg, Suite 700
(No. and Street)

Wichita (City) Kansas (State) 67278 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lois McClain (316) 685-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

301 N. Main, Suite 1700 (Address) Wichita, (City) Kansas (State) 67202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 31 2005 THOMSON FINANCIAL B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/30/2005

TLH 3/23

OATH OR AFFIRMATION

I, Lois McClain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper Malone McClain, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JOHN K. COOPER
Notary Public - State of Kansas
My Appt. Expires: 4/01/07

Lois A. McClain
Signature

Executive Vice President
Title

John Cooper
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2004 AND 2003

WITH

INDEPENDENT AUDITORS' REPORT

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2004 and 2003

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 10
Supplementary Information:	
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	11
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule 2 - Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5	13

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center ◦ 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 ◦ FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the statements of financial condition of Cooper Malone McClain, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

February 2, 2005

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2004 and 2003

ASSETS

	2004	2003
Cash	$ 54,689	$ 79,272
Deposit with clearing organization	540,082	286,179
Receivables:		
Commissions and interest, clearing organization	15,790	95,919
Employees and stockholders	23,350	67,915
Securities owned:		
Marketable, at market value; cost $1,166,426 and $1,821,319	851,863	1,556,140
Furniture and equipment, net of accumulated depreciation of $120,486 and $109,314	33,871	37,566
Other assets:		
Cash surrender value of life insurance, net of loans of $0 and $100,000	280,791	154,521
Other	62,651	33,490
	$ 1,863,087	$ 2,311,002

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Note and margin payable, clearing organization	$ 758,198	$ 1,312,541
Payables:		
Clearing organization	403	324
Commissions, employees and stockholders	--	20,138
Other liabilities	39,752	30,387
	798,353	1,363,390
Stockholders' equity:		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	100,000	100,000
Additional paid-in capital	200,157	200,157
Retained earnings	764,577	647,455
Total stockholders' equity	1,064,734	947,612
	$ 1,863,087	$ 2,311,002

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Trading commission income	$ 886,781	$ 707,214
Net trading profit	407,080	333,989
Interest income	84,331	103,509
Underwriting profits	450,809	317,293
Investment advisory fees	136,558	74,057
Other	53,276	76,624
Unrealized gain, securities owned	--	84,005
	2,018,835	1,696,691
Expenses:		
Salaries and commissions	1,027,969	779,395
General and administrative	509,807	471,052
Interest	44,587	43,919
Unrealized loss, securities owned	69,350	--
	1,651,713	1,294,366
Net income	$ 367,122	$ 402,325

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2004 and 2003

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	100,000	$ 100,000	$ 200,157	$ 425,130	$ 725,287
Distributions to stockholders				(180,000)	(180,000)
Net income				402,325	402,325
Balance, December 31, 2003	100,000	100,000	200,157	647,455	947,612
Distributions to stockholders				**(250,000)**	**(250,000)**
Net income				**367,122**	**367,122**
Balance, December 31, 2004	**100,000**	**$ 100,000**	**$ 200,157**	**$ 764,577**	**$ 1,064,734**

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	**$ 367,122**	$ 402,325
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	**11,172**	11,155
Unrealized loss (gain), securities owned	**69,350**	(84,005)
Changes in operating assets and liabilities:		
Deposit with clearing organization	**(253,903)**	36,950
Receivables	**124,694**	(98,829)
Securities owned	**634,927**	(814,390)
Other assets	**(29,161)**	(2,514)
Payables:		
Clearing organization	**79**	--
Commissions, employees and stockholders	**(20,138)**	20,138
Other liabilities	**9,365**	(27,599)
Net cash provided by (used in) operating activities	**913,507**	(556,769)
Cash flows from investing activities:		
Purchase of furniture and equipment	**(7,477)**	(18,349)
Net change in cash surrender value of life insurance	**(126,270)**	(34,826)
Net cash used in investing activities	**(133,747)**	(53,175)
Cash flows from financing activities:		
Distributions to stockholders	**(250,000)**	(180,000)
Net (payments) draws on note and margin payable, clearing organization	**(554,343)**	782,689
Net cash (used in) provided by financing activities	**(804,343)**	602,689
Decrease in cash and cash equivalents	**(24,583)**	(7,255)
Cash and cash equivalents at beginning of year	**79,272**	86,527
Cash and cash equivalents at end of year	**$ 54,689**	$ 79,272

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions are recorded on the settlement date. The effect on income of transactions executed but not yet settled is not significant. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Receivables – Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account. Employees and stockholders receivables consist of amounts due from related parties. Management believes they are fully collectible.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned – Marketable securities owned consist of trading and investment securities and are valued at market value. Substantially all the municipal bonds pertain to Kansas issues.

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes – The Company has elected to be taxed as an 'S' Corporation. Under this election, income and losses of the Company, along with any tax credits, are reported for income tax purposes by the stockholders on their individual income tax returns. Accordingly, the accompanying financial statements do not include a provision for income taxes on corporate earnings. Customarily, stockholders in 'S' Corporations withdraw funds from equity to make quarterly and annual income tax payments. The Company does not accrue such withdrawals as the taxable income is earned; instead, the Company's policy is to record such withdrawals when the cash is distributed.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $30,000 or the sum of 15% of municipal securities, 30% of corporate securities, 20% of corporate debt, and 5% of government securities owned. There were deposits of $540,082 and $286,179 at December 31, 2004 and 2003, respectively.

(Continued)

4. SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values, as follows:

	2004	2003
Equity securities	$ 78,970	$ 166,720
Corporate bonds	115,625	106,307
Municipal bonds	627,343	1,283,113
U.S. Government securities	29,925	--
	$ 851,863	$ 1,556,140

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2004	2003	Useful Lives
Office furniture and fixtures	$ 93,404	$ 88,506	6 to 10 years
Computer equipment and software	60,953	58,374	3 to 6 years
	$ 154,357	$ 146,880	

Depreciation charged to income was $11,172 and $11,155 in 2004 and 2003, respectively.

6. LEASES

The Company leases office space and equipment under long-term lease agreements that expire through 2006 and are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2004:

Year Ending December 31,	
2005	$ 53,337
2006	10,967
2007	2,493
2008	1,662
Total	$ 68,459

Rental expense for all operating leases was $55,173 and $56,060 in 2004 and 2003, respectively.

7. NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION

The Company's municipal and corporate bond inventory is financed through Southwest Securities, Inc., the Company's clearing organization. Amounts payable on this note were $806,072 and $1,357,077 at December 31, 2004 and 2003, respectively. The note is secured by municipal and corporate bonds as well as U.S. Government securities with a market value of $772,893 and $1,389,420 at December 31, 2004 and 2003, respectively, and is due as the respective secured inventory is sold.

The Company purchases corporate stocks through a margin account also at Southwest Securities, Inc. Amounts deposited on this account were $47,874 and $44,536 at December 31, 2004 and 2003, respectively. Accordingly, the amount of the note payable to the clearing organization is reflected on the statements of financial condition net of any deposit on the margin account.

Interest expense is calculated daily on the inventory settlement date balance at slightly below the broker call money rate (5.65% at December 31, 2004). Interest paid for 2004 and 2003 was $44,318 and $41,975 respectively.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company can contribute a discretionary amount. The Company contributed $4,608 and $4,278, during the years ended December 31, 2004 and 2003, respectively.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $587,530 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .07 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $680,589 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .07 to 1.

(Continued)

10. OFF-BALANCE SHEET RISK

The Company's commission revenue results from customer transactions introduced solely through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

11. LITIGATION

In the normal course of business, the Company is a defendant in a lawsuit wherein substantial amounts are claimed. The Company denies any wrongdoing and intends to contest the case vigorously. In the opinion of management, this suit is without substantial merit and should not result in a judgment that in the aggregate would have a material adverse effect on the Company's financial statements.

The Company is also involved in arbitration. The outcome is uncertain and therefore no liabilities are accrued in the financial statements.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the accompanying financial statements of Cooper Malone McClain, Inc. as of and for the years ended December 31, 2004 and 2003 and have issued our report thereon dated February 2, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 2, 2005
Wichita, Kansas

COOPER MALONE MCCLAIN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2004 and 2003

	2004	2003
Aggregate indebtedness:		
Payable:		
Clearing organization	$ 403	$ 324
Commissions, employees and stockholders	--	20,138
Other liabilities	39,752	30,387
Total aggregate indebtedness	$ 40,155	$ 50,849
Net capital:		
Credit items:		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	200,157	200,157
Retained earnings	764,577	647,455
Total credit items	1,064,734	947,612
Deductions and charges:		
Receivables, commissions and interest, clearing organization	8,155	--
Receivables, employees and stockholders	23,350	67,915
Furniture and equipment, at cost, less accumulated depreciation	33,871	37,566
Other assets	62,751	33,590
Haircuts and undue concentration on securities owned	349,077	127,952
Total deductions and charges	477,204	267,023
Net capital	$ 587,530	$ 680,589
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	487,530	580,589
	$ 587,530	$ 680,589
Ratio of aggregate indebtedness to net capital	.07 to 1	.07 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2004 and 2003.

COOPER MALONE MCCLAIN, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

December 31, 2004 and 2003

	2004	2003
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2004 and 2003	$ 36,911	$ 45,537
Year-end audit adjustments:		
Additional accounts payable	3,244	5,490
Other	--	(178)
Aggregate indebtedness as computed on Schedule 1	$ 40,155	$ 50,849
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2004 and 2003	$ 598,931	$ 657,823
Year-end audit adjustments:		
Adjustments to market value on securities owed	(65,407)	(18,896)
Less additional accounts payable	(3,244)	(5,490)
Plus adjustments to haircuts and undue concentration on securities owned	57,250	44,059
Plus adjustments to non-allowable receivables	--	3,093
Net capital as computed on Schedule 1	$ 587,530	$ 680,589

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2004 AND 2003

WITH

INDEPENDENT AUDITORS' REPORT

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Cooper Malone McClain, Inc.

In planning and performing our audit of the financial statements of Cooper Malone McClain, Inc. (Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Cooper Malone McClain, Inc. for the year ended December 31, 2004, and this report does not affect our report thereon dated February 2, 2005. The Company has a lack of segregation of duties related to its accounting function.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 2, 2005
Wichita, Kansas